Daniel A. Lang +1 212 459 7095 DLang@goodwinlaw.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

September 25, 2020

VIA SEC PORTAL AND EDGAR

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Codiak BioSciences, Inc.
Registration Statement on Form S-1
Filed September 9, 2020
CIK No. 0001659352

Dear Mr. Lindsay and Ms. Hayes:

This letter is submitted on behalf of Codiak BioSciences, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on September 9, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated September 18, 2020 addressed to Linda C. Bain, Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the relevant text of the Comment Letter has been reproduced and italicized herein with responses below comments. Page references in the response to the Staff’s comments refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, the Company is sending via the SEC online portal a copy of this letter.

Registration Statement on Form S-1 Overview, page 1

Our programs, page 3

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 25, 2020

1.    We note your response to our prior comment 3. To the extent the product candidates relating to your agreements with The Ragon Institute, MIT, Harvard and Dr. Schreiber are material, the collaboration agreements supporting the development of these product candidates are material and should be fully described and filed as exhibits. If the product candidates are not material given their early stage of development, then please remove the references to these product candidates from your pipeline table and your summary. Additionally, we note that your response letter appears to indicate that these candidates are not material given their early stage of discovery. If you choose to retain them in the table, please provide us with an analysis supporting your determination they are material candidates. Similarly, explain your basis for including other product candidates that appear to be in a similarly early stage of discovery. Your analysis should address the matters raised in your response, namely that the vaccines are in very early stages of development, and the lack of resources devoted to and derived from the relevant collaborations.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the Pipeline Chart on pages 3, 139 and 143 of the next amendment to its Registration Statement (the “Next Amendment”) in response to the Staff’s comment. The Company has retained only those programs that it believes are material to its business and provided additional information in the chart itself and the footnotes thereto in order to enable an investor to readily understand each of the programs in the Pipeline Chart, especially when read in conjunction with the more detailed descriptions of the Company’s programs in the Business section. In response to the Staff’s comment, the Company has removed the two exosome-based candidates that are the subject to the Company’s scientific collaboration with The Ragon Institute. Instead, the Company has included a single line item for “exoVACC” and identified that the Company is evaluating exosome-based vaccines in the areas of cancer, neurodegeneration and viral diseases. The Pipeline Chart clearly shows that the Company’s exoVACC candidates are in the “Discovery Stage” of development. The Company has included a footnote to the exoVACC line item to explain the exoVACC candidates the Company is working on in the viral disease area are subject to its scientific collaboration with The Ragon Institute, which summarizes the more detailed disclosure included on page 177 of the Registration Statement.

As described throughout the Business section, most notably on pages 165-167 of the Registration Statement, the Company believes that its engEx Platform is well-suited for the development of exosome-based vaccines that can be purposely designed to activate specific arms of the immune system, which capability the Company refers to as exoVACC. The Company’s exoVACC development programs involve a material portion of the Company’s human and financial resources. As such, inclusion of exoVACC on the Pipeline Chart is material to an investor’s understanding of the Company’s business. The Company believes inclusion of discovery programs in the

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 25, 2020

Pipeline Chart is appropriate given the general early stage of the Company’s business and the fact that it is pursuing the novel approach of harnessing exosomes for the development of potential therapies.

With respect to the Company’s agreements with The Ragon Institute and Washington University of St. Louis (together, the “Scientific Collaboration Agreements”), although the Company believes collaborating with those institutions provides validation of its engEx Platform, none of the Scientific Collaboration Agreements are material contracts within the definition of Item 601(b)(10) of Regulation S-K. As described on page 176-177 of the Registration Statement, the Collaboration and Option Agreement with Washington University in St. Louis and Dr. Robert Schreiber is a one year agreement and includes only an option to acquire a license to intellectual property. As described on page 177 of the Registration Statement, each of the Company’s two sponsored research agreements with The Ragon Institute is also a one year agreement and includes only an option to acquire a license to intellectual property. As such, given the breadth of the Company’s pipeline and the lack of material economics associated with the Scientific Collaboration Agreements, none of the Scientific Collaboration Agreements are material contracts under Item 601(b)(10)(i) of Regulation S-K. Moreover, the Company notes that it is customary for biotechnology companies, like the Company, to enter into scientific collaborations in the ordinary course of business. Since the Company’s business is not substantially dependent on any of the Scientific Collaboration Agreements, none of the Scientific Collaboration Agreements constitutes a material contract within the meaning if Item 601(b)(10)(ii)(B) of Regulation S-K.

2.    We note your response to our prior comment 4 and disagree with your reasons for continuing to include these programs in your pipeline table. The table should depict your material product candidates and their current stage of development. You may include a discussion of additional programs in the description of the collaboration agreement. Please remove items that have not yet been identified and are not currently material.

Response to Comment No. 2: As noted in the Company’s response to Comment #1 above, the Company has revised the Pipeline Chart on pages 3, 139 and 143 of the Next Amendment in response to the Staff’s comment. The Company believes its collaboration agreements with each of Jazz Pharmaceuticals and Sarepta Therapeutics (the “Collaboration Agreements”) are material contracts within the definition of Item 601(b)(10) of Regulation S-K and has filed each of the Collaboration Agreements as an exhibit to the Registration Statement. As shown on the revised Pipeline Chart, the Company has updated the line items and related footnotes associated with

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 25, 2020

the Collaboration Agreements to include more information about the type of cellular target and subject matter of the associated collaboration development programs.

Moreover, the Company believes that each program subject to the Collaboration Agreements is material to its business and therefore should appear on its Pipeline Chart as understanding the Collaboration Agreements is necessary to an investor’s understanding of the Company’s business. As described on page 173 of the Registration Statement, the Company received an upfront payment of $56.0 million from Jazz and is eligible to receive up to $20.0 million in preclinical development payments under the Collaboration Agreement with Jazz. The size of upfront payment and potential early stage development milestone payments support the Company’s belief that each of the development programs subject to the Company’s collaboration with Jazz is material and should appear on its Pipeline Chart. As described on page 174 of the Registration Statement, pursuant to the Collaboration Agreement with Sarepta, the Company received an upfront, nonrefundable cash payment of $10.0 million from Sarepta to conduct collaborative research to address five targets associated with neuromuscular diseases. As further disclosed on page 174, Sarepta has an option to license the Company’s intellectual property related to the targets subject to the collaboration, with an option exercise payment of $12.5 million per target. As such, given the material upfront payment and the near-term potential of the option payments to the Company, the Company believes inclusion of all five targets subject to its collaboration with Sarepta is material to the Company’s business and therefore appropriate to include on the Pipeline Chart.

* * * * *

Should have any questions concerning the foregoing matters, please contact the undersigned at (212) 459-7095 or DLang@goodwinlaw.com.

Sincerely,

/s/ Daniel A. Lang

Enclosures:

cc: Douglas E. Williams, Codiak BioSciences, Inc.

Linda C. Bain, Codiak BioSciences, Inc.

Yalonda T. Howze, Codiak BioSciences, Inc.

Stephen M. Davis, Goodwin Procter LLP